CV TECHNOLOGIES INC.

07022345

March 22, 2007

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED
MAR 26 2007
DC 180

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached copies of public documents that have been electronically filed with the Canadian Securities commission since January 31, 2007 the date of our 12g3-2(b) Exemption application. Our file with the Securities Exchange Commission should now be current.

Date of Filing	Document	Document Dated	Tab
January 25, 2007	Form of Proxy		1
January 29, 2007	Certificate re dissemination to shareholders	January 26, 2007	2
February 7, 2007	News Release – New Jersey Doctors and Nurses Roll Up Their Sleeves For Science. Test – COLD-fX® A Breakthrough Canadian Cold Medicine in Healthy Americans	February 7, 2007	3
February 8, 2007	Interim Financial Statements	Three month period ended December 31, 2006	4
February 8, 2007	Form 52-109F2 Certificate of Interim Filings CFO	February 8, 2007	5
February 8, 2007	Form 52-109F2 Certificate of Interim Filings CEO	February 8, 2007	6
February 8, 2007	Management's Discussion & Analysis	Quarterly Report for the Three Month Period Ended December 31, 2006	7
February 8, 2007	News Release – CV Technologies – Maker of COLD-fX® - Announces First Quarter Results	February 8, 2007	8
February 15, 2007	News Release – Health Canada Approves Significant New Medical Claims for COLD-fX®; Believed to be First Medicine in Canada approved to fight Colds and Flu by Boosting the Immune System	February 15, 2007	9

SUPPL

PROCESSED
APR 10 2007
THOMSON FINANCIAL

../2

Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059
Page 2
March 22, 2007

Date of Filing	Document	Document Dated	Tab
February 19, 2007	Material Change Report Product License & Natural product number For COLD-fX ®	February 15, 2007	10
February 23, 2007	AGM Report of Voting Results February 21, 2007		11
February 26, 2007	Report of Amended Voting Results (typo on Director's name)		12
March 1, 2007	News Release – Benefits of Canada's COLD-fX® "Impressive" Concludes Leading American Cold/Flu Experts in New U.S. Scientific Report	March 1, 2007	13
March 5, 2007	News Release – COLD-fX® Sets Record Straight: Health Canada's Approval of New Medical Claims Unchanged; *lower dosage for long-term or immediate system relief approved first, Company now pursuing higher short-term dosage with strong basis for approval*	March 5, 2007	14

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Jane Tulloch

Ms/Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

cc Mr. Edward S. Best
Mayer, Brown, Rowe & Maw LLP

CV TECHNOLOGIES INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on February 21, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.** Fold
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:00 pm, Mountain Time, on February 16, 2007.

Appointment of Proxyholder

I/We being holder(s) of CV Technologies Inc. hereby appoint(s), Dr. Jacqueline Shan or failing her, Mr. Gordon Tallman

OR

Enter the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of CV Technologies Inc. to be held at the Timms Centre for the Arts, 3-146 Fine Arts Building, University of Alberta, 87 Avenue and 112 Street, Edmonton, AB, T6G 2C9 , on February 21, 2007 at 4:00 PM (MST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees as further outlined in the Management Information Circular.

	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

Fold

2. Appointment of Auditors

	For	Withhold
To appoint Ernst & Young LLP as the auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration.	☐	☐

3. Stock Option Plan Amendments

	For	Against
To consider and, if thought appropriate, to approve an ordinary resolution approving the existing stock option plan amendments of the Corporation, as outlined in the Information Circular.	☐	☐

4. Stock Option Grants

	For	Against
To consider and, if thought appropriate, to approve an ordinary resolution ratifying the granting of certain stock options, as outlined in the Information Circular and the approval and ratification of the granting of certain stock options.	☐	☐

To transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 9 4 8 4 A R 2 C V Q Q

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Computershare

LETTER OF CONFIRMATION

Sixth Floor
530 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

Computershare Trust Company of Canada

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

January 26, 2007

To: Alberta Securities Commission
British Columbia Securities Commission
TSX Exchange

Dear Sirs:

Subject: *CV Technologies Inc.*

We confirm that the following materials were sent by pre-paid mail on January 24, 2006, to the registered holders of Common Shares of the Corporation:

1. Notice of Meeting / Information Circular
2. Proxy
3. Proxy Return Envelope
4. Supplemental Mailing List Return Card

We further confirm that copies of the above-mentioned materials were sent by courier on January 24, 2007, to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Julie Marsan
Mailing Professional
ClientServicesMailings@Computershare.com

cc: CV Technologies Inc.
Attn: Jane Tulloch

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

NEW JERSEY DOCTORS AND NURSES ROLL UP THEIR SLEEVES FOR SCIENCE. TEST – COLD-fX® – A BREAKTHROUGH CANADIAN 'COLD MEDICINE' IN HEALTHY AMERICANS

For Release: 6am MT Feb 7, 2007

Hackensack, NJ. CV Technologies Inc. **(TSX :CVQ)** today announced that doctors and nurses at Hackensack University Medical Centre (HUMC) in New Jersey will participate in an important randomized, double-blind, placebo-controlled trial of Canada's popular cold remedy to see if it can improve the immune health of front line medical workers.

HUMC infectious diseases researcher, Dr. Steven Sperber, will head the study which will include blood tests to investigate the hypothesis that COLD-fX® works by simultaneously boosting two different immune pathways: the innate response (macrophages and Natural Killer (NK) cells) and the Th1 adaptive response. Both pathways are critical for fighting viruses and maintaining good health. The hypothesis is supported by previously published clinical research which demonstrated that regular intake of COLD-fX® over one cold season enhanced NK cells and T-helper cells.

If confirmed, COLD-fX® will be the first dietary supplement clinically proven to work synergistically by enhancing both of these immune pathways. There are currently no approved medicines which act in this novel manner. The study will complement additional Canadian government-funded research being conducted at McMaster University in Ontario on the precise molecular mechanism of action of COLD-fX®.

Dr. Sperber is recruiting 50 healthy staff members from HUMC for the trial including doctors and nurses. The number was calculated to be sufficient to detect statistically significant differences between the study groups. The parameters being measured are blood immune factors which are highly sensitive and therefore don't require a high number of trial subjects.

COLD-fX® has been the subject of a number of clinical trials in universities in both Canada and the U.S. and data has been published in nine peer-reviewed medical journals, including the prestigious *Canadian Medical Association Journal.*

Dr. Thomas Selvaggi, Director of Special Immunology at HUMC says, "This is an exciting research initiative for us and we hope it will ultimately lead to advances in the prevention or treatment of upper respiratory viral infections through immune-enhancement. We've been impressed with CV Technologies' commitment to research and of its trials to date. HUMC has played a leadership role in a variety of scientific fields and we hope that the results may provide some benefit to front line health care workers who are among the people most at risk of infections. We have been successful at the Medical Center through various programs at reducing absenteeism among our staff so we are keen to be involved in anything that further protects our workers."

Dr. Jacqueline Shan, president, CEO and Chief Scientific Officer of CV Technologies, maker of COLD-fX®, says, 'Now that COLD-fX is available in the U.S., we are pleased to partner with such an outstanding research center as Hackensack to further build on our commitment to developing evidence-based natural medicines that prevent disease. This trial is important not only to see if COLD-fX® can boost the immune system through different pathways, but also because of its focus on front –line medical workers."

The trial was reviewed and approved independently by the Western Institutional Review Board.

About Dr. Steven Sperber

Dr. Steven Sperber is an infectious disease expert who studied at New York University where he received his doctorate in 1982. He is an Assistant Professor in the Division of Allergy, Immunology and Infectious Diseases, University of Medicine and Dentistry of New Jersey. Dr. Sperber has participated in trials involving category related products like Echinacea and Pseudoephedrine Plus Acetaminophen. He has written in numerous peer reviewed medical journals including: *Infections in Medicine* and the *Journal of the American Medical Association* and is a reviewer for six peer reviewed medical journals including the *American Journal of Medicine* and the *American Journal of Infection Control.* Dr. Sperber is a fellow of the Infectious Diseases Society of America.

Hackensack University Medical Center

Hackensack University Medical Center, a 781 bed teaching and research hospital affiliated with The University of Medicine and Dentistry of New Jersey – New Jersey Medical School, is the largest provider of inpatient and outpatient services in the state of

New Jersey. Founded in 1888 with 12 beds and as Bergen County's first hospital, Hackensack University Medical Center has demonstrated more than a century of growth and progress. Today, this not-for-profit, tertiary-care, teaching and research hospital serves as the hub of healthcare for northern New Jersey and the New York metropolitan area. It includes more than 1,400 physicians and dentists on the medical and dental staff, 89% of whom are board-certified in their sub-specialty. The medical centre adds an average of 100 doctors a year. Hackensack has received the Hospital Award for Clinical Excellence which puts it in the top 5 per cent in the U.S. for clinical quality performance. It has been ranked as one of America's top hospitals by *U.S. News & World Report.*

About CV Technologies Inc.
CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX® - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold and flu infections. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX®, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. All international patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX® is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
780 577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion, including those comments predicting the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances, and the potential success of U.S marketing initiatives and product acceptance in the U.S. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities or whether clinical trials will produce the anticipated results. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. The Company assumes no duty to update this disclosure.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Consolidated
Financial Statements

Three month period ended December 31, 2006

CV Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the three month period ended December 31
(Unaudited)

	2006	2005
Product sales	$ 25,151,318	$ 18,940,274
Cost of goods sold	6,889,914	5,525,861
Gross margin	18,261,404	13,414,413
Operating expenses		
Advertising and marketing	10,536,291	2,592,248
Contracting, consulting and professional fees	2,269,486	562,717
Salaries and employee benefits	1,426,499	614,278
Research and development	735,205	1,103,978
Stock-based compensation	617,746	577,620
Administration, occupancy and insurance	610,534	404,836
Amortization of patents, registered trademarks and property and equipment	109,287	64,141
Amortization of deferred development costs	90,400	90,400
Bad debts (recovery)	70,034	(16,295)
Loss on foreign exchange	59,263	23,314
Interest and bank charges	17,983	6,997
	16,542,728	6,024,234
Earnings before other revenue, other expense and income taxes	1,718,676	7,390,179
Other revenue and expense		
Interest revenue	83,744	47,386
Other items	(13,288)	25,195
	70,456	72,581
Earnings before income taxes	1,789,132	7,462,760
Income taxes		
Current (Note 17)	4,752,187	1,908,300
Future (recovery) (Note 17)	(1,406,550)	1,138,724
	3,345,637	3,047,024
Net (loss) earnings	$ (1,556,505)	$ 4,415,736
Other comprehensive income, net of tax:		
Unrealized losses on translating financial statements of self-sustaining foreign operations (Note 16)	$ (30,497)	$ -
Other comprehensive loss	(30,497)	-
Comprehensive (loss) earnings	$ (1,587,002)	$ 4,415,736

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Deficit

For the three month period ended December 31
(Unaudited)

	2006	2005
Deficit, beginning of period	$ (1,880,085)	$ (6,017,395)
Net (loss) earnings	(1,556,505)	4,415,736
Deficit, end of period	$ (3,436,590)	$ (1,601,659)

Earnings per share (Note 13)		
Basic (loss) earnings per share	$ (0.02)	$ 0.04
Diluted (loss) earnings per share	$ (0.01)	$ 0.04

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Balance Sheets

	December 31, 2006 Unaudited	September 30, 2006 Audited
Assets		
Current		
Cash	$ 19,884,824	$ 7,913,281
Accounts receivable	7,678,618	10,474,732
Inventory (Note 3)	18,554,734	16,771,353
Prepaid expenses and deposits	703,037	1,199,524
Future income taxes (Note 17)	1,243,469	91,841
	48,064,682	36,450,731
Patents and registered trademarks (Note 4)	862,394	873,730
Property, plant and equipment (Note 5)	4,734,924	3,192,172
Deferred development costs	1,084,803	1,175,204
Prepaid intra-group tax asset (Note 6)	2,591,673	2,643,506
Future income taxes (Note 17)	35,459	20,267
	$ 57,373,935	$ 44,355,610
Liabilities		
Current		
Accounts payable and accruals	$ 27,037,313	$ 11,280,235
Current income taxes payable	3,356,189	5,091,744
Current portion of obligations under capital leases (Note 8)	12,737	14,114
Current portion of lease inducement	3,923	3,923
Future income taxes (Note 17)	-	237,347
	30,410,162	16,627,363
Future income taxes (Note 17)	95,226	112,800
Deferred revenue (Note 9)	180,000	150,000
Obligations under capital leases (Note 8)	479,670	471,298
Lease inducement	9,463	10,444
	31,174,521	17,371,905
Shareholders' Equity		
Share capital (Note 11)	22,732,561	22,433,106
Contributed surplus (Note 12)	6,973,141	6,469,885
Deficit	(3,436,590)	(1,880,085)
Accumulated other comprehensive income (Note 16)	(69,698)	(39,201)
	26,199,414	26,983,705
	$ 57,373,935	$ 44,355,610

Commitments (Note 19)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Cash Flows

For the three month period ended December 31
(Unaudited)

	2006	2005
Operating		
Net (loss) earnings	$ (1,556,505)	$ 4,415,736
Items not affecting cash		
Stock-based compensation	617,746	577,620
Future income tax (recovery)	(1,406,550)	1,138,724
Amortization of deferred development costs	90,400	90,400
Amortization of patents, registered trademarks and property and equipment	109,287	64,141
Foreign exchange loss on cumulative translation adjustment, before future tax	(45,689)	-
Lease inducement	(981)	2,546
	(2,192,292)	6,289,167
Change in non-cash operating working capital		
Accounts receivable	2,796,114	2,050,886
Inventory	(1,783,381)	940,115
Prepaid expenses and deposits	496,487	(992,091)
Prepaid intra-group tax asset	51,833	-
Accounts payable and accruals	15,757,078	1,962,800
Current income taxes payable	(1,735,555)	1,202,023
Deferred revenue	30,000	120,000
	13,420,284	11,572,900
Financing		
Repayment of obligations under capital leases	(4,684)	(5,946)
Exercise of stock options	184,965	26,840
	180,281	20,894
Investing		
Purchase of property, plant and equipment	(1,620,616)	(141,387)
Purchase of patents and registered trademarks	(8,406)	(26,364)
	(1,629,022)	(167,751)
Increase in cash	11,971,543	11,426,043
Cash		
Beginning of period	7,913,281	5,951,981
End of period	$ 19,884,824	$ 17,378,024

Supplemental cash flow information (Note 14)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Notes to the Consolidated Financial Statements

For the three month period ended December 31, 2006
(Unaudited)

1. Nature of operations

CV Technologies Inc. is a publicly owned company that develops and sells biopharmaceutical and health supplement products. It is incorporated under the Business Corporations Act (Alberta), and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Alberta, Canada.

The Company has subsidiary companies incorporated and operating in the United States, Switzerland and Canada. COLD-fX Pharmaceutical (USA) Inc. is incorporated in Delaware, United States with an office in Chicago, Illinois. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations with an office in Zug, Switzerland. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Alberta, Canada.

2. Summary of significant accounting policies

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), using the same accounting policies as the audited consolidated financial statements for the year ended September 30, 2006. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006.

Principles of consolidation

The consolidated financial statements include the assets, liabilities, and result of operations, after the elimination of intercompany transactions and balances of the Company, its wholly owned subsidiaries; COLD-fX Pharmaceutical (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc. and ChemBioPrint Asia Limited (2005 – 99.1%) and its 60% joint venture interest in Vet Ex Inc.

Use of estimates and measurement of uncertainty

In preparing financial statements in conformity with Canadian generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financials statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include provisions for customer discounts, allowances and returns, the realizability of future income taxes, useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Actual results could differ from the estimates and assumptions used.

2. Summary of significant accounting policies (cont'd)

Translation of foreign currencies

The financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are self-sustaining foreign operations which are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to self-sustaining operations are included as a separate component of shareholders' equity.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statements of Earnings.

Revenue recognition

Revenue from the sale of goods is recognized when title passes to the customer, which is generally at the time the goods are delivered to the customer and when reasonable assurance exists regarding the measurement and collection of the consideration given. Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue in the period the revenue is recognized. Product returns occur on an exception basis and require advanced authorization. Provisions are recorded when the authorization is granted and/or the likelihood of return is reasonably certain.

Research and development assistance for clinical trials and technology development expenses is recognized as a reduction of expenses at the time that the related expenditure is incurred under the terms of the funding agreement. Certain portions of the assistance may be repayable dependent upon the ultimate success of the related products and will be charged to earnings at that time (Note 19a and b).

Cash

Cash includes cash on hand and balances with banks, net of outstanding cheques.

Inventory

Inventories of finished goods are valued at the lower of cost or net realizable value. Inventories of work in progress, raw materials and supplies are valued at the lower of cost or replacement value. Costs include direct materials and labor and are determined on a weighted average basis. Inventory is reviewed for obsolescence on an item-by-item basis. Obsolete inventory is written off to cost of goods sold.

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over the estimated useful life of 20 and 10 years respectively.

2. Summary of significant accounting policies (cont'd)

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital leases	20%, declining balance

Additions and improvements are capitalized while repairs and maintenance are charged to expense as incurred. Costs are capitalized on properties which are under development, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Amortization of this asset commences when the property is complete and available for use.

Deferred development costs

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market. Resources exist or are expected to be available to complete the project. The costs deferred are for clinical studies related to the development of Parathyroid Hypertensive Factor technology related to cardiovascular therapies. Amortization of development costs commenced at the start of commercial production of the product during the fiscal year ended September 30, 2005. The costs are amortized on a straight-line basis over a 5 year period based on recoverability of unamortized deferred development costs. During the three month period ended December 31, 2006, $90,400 (2005 - $90,400) was expensed as amortization on deferred development costs.

The recoverability of unamortized deferred development costs are evaluated, at least on an annual basis based on projected future revenues net of associated costs, on a product-by-product basis. When such review indicates that estimated future cash flows associated with these deferred costs would not be sufficient to recover their carrying value, the excess of the carrying value over estimated recoverable amount will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in prepayment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

2. Summary of significant accounting policies (cont'd)

Research and development

Research and development expenditures (except for property, plant and equipment) are charged to expenses as incurred unless a development project meets the Canadian generally accepted accounting criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducement

The Company recognizes rental expense on premises on a straight line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"

Under the new standards, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and all financial liabilities must be classified as held-for-trading or other. All financial instruments are recorded on the balance sheet at fair value and changes in fair value are included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income. Comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as the other financial statements. The adoption of the financial instruments standards have not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries that were previously recorded in a separate section of shareholders' equity are now presented net of future income tax effect through the statement of loss and comprehensive loss.

2. Summary of significant accounting policies (cont'd)

Financial instruments (cont'd)

a) Fair value

The Company's financial instruments include cash, accounts receivable, accounts payable and accruals, and obligations under capital leases. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The fair values of all financial instruments approximate their carrying values because of the short maturities of these instruments. The fair values of other financial instruments reflect the Company's best estimate and are based on the Company's valuation techniques or models to estimate fair values.

b) Interest rate risk

Finance facilities and bank indebtedness are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing prime interest rate.

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a counterparty does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established, reliable retailers and wholesalers, a program of credit evaluation of new customers, and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts as required. Included in accounts receivable is an allowance for doubtful accounts of $133,473 at December 31, 2006 (September 30, 2006 - $59,232).

Impairment of long-lived assets

Impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. In such situations, the asset is measured at its fair value and presented in the balance sheet at the lower of the fair value or carrying amount. This policy did not affect the financial statements as at December 31, 2006.

2. Summary of significant accounting policies (cont'd)

Earnings per share

The computation of basic earnings per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury method for outstanding options and warrants which assumes that all outstanding stock options and warrants with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdictions that are anticipated to be in effect when the differences are expected to reverse.

Stock-based compensation

The Company recognizes the compensation cost of stock options granted to employees, officers, directors and non-employees. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of granted options is expensed over the vesting period with a corresponding increase to contributed surplus.

3. Inventory

Inventory is comprised of the following:

	December 31, 2006	September 30, 2006
Finished goods	$ 11,580,155	$ 10,714,214
Work-in-progress	3,716,307	4,480,623
Supplies	1,713,549	1,274,182
Raw materials	1,544,723	302,334
	$ 18,554,734	$ 16,771,353

4. Patents and registered trademarks

December 31, 2006

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,264,349	$ 531,243	$ 733,106
Registered trademarks	208,189	78,901	129,288
	$ 1,472,538	$ 610,144	$ 862,394

September 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

During the three month period ended December 31, 2006, the Company recorded patents and trademarks amortization expense of $19,742 (2005 - $18,180).

5. Property, plant and equipment

December 31, 2006

	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 3,134,548	$ -	$ 3,134,548
Land	478,841	-	478,841
Lab equipment	435,957	69,152	366,805
Computer hardware	377,529	91,603	285,926
Furniture and equipment	364,741	117,287	247,454
Computer software	286,834	117,436	169,398
Leasehold improvements	81,146	76,618	4,528
Automobiles	44,788	20,138	24,650
Equipment under capital leases	52,434	29,660	22,774
	$ 5,256,818	$ 521,894	$ 4,734,924

5. Property, plant and equipment (cont'd)

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Leasehold improvements	81,146	53,977	27,169
Automobiles	44,788	18,139	26,649
Equipment under capital leases	52,434	28,461	23,973
	$ 3,623,717	$ 431,545	$ 3,192,172

During the three month period ended December 31, 2006, the Company recorded property, plant and equipment amortization expense of $89,545 (2005 - $45,961).

6. Prepaid intra-group tax asset

During the 2006 fiscal year, an intra-group transaction occurred requiring prepayment of income taxes which will be expensed over the useful life of the transferred asset. During the three month period ended December 31, 2006, the Company has recognized $51,833 (December 31, 2005 - $Nil) of this expense.

7. Financing facilities

The Company has a demand operating line of credit up to a maximum of $7,500,000 based on accounts receivable and inventory of CV Technologies Inc. Interest under the operating line facility is based on the Royal Bank of Canada prime rate plus 0.75% per annum. The collateral security lodged by the Company to support the operating line of credit is a General Security Agreement constituting first ranking security interest in all personal property of the Company. Currently, the Company is finalizing the conditions precedence to an amendment to the demand operating line agreement which would increase its operating line of credit from $7,500,000 to $15,000,000.

7. Financing facilities (cont'd)

In addition, the Company is finalizing the conditions precedence to a $619,000 letter of guarantee facility and a $4,680,000 interim mortgage loan facility to finance the construction of its new headquarters and research centre on subleased land. The amount of interim financing is limited to 75% of the appraisal value and will be available after the Company has made $3,820,000 of approved construction expenditures. The interim facility will bear interest at the Royal Bank of Canada prime rate plus 1.00% per annum. The interim financing will be termed into a mortgage loan the earlier of when the construction loan reaches $4,680,000 or 75% of the appraised value, or June 30, 2007. The interest on the mortgage facility will bear interest at the Royal Bank of Canada prime rate plus 0.675% or the interest rate can be fixed by the Company. The collateral security lodged by the Company to support the interim mortgage loan facility is a General Security Agreement constituting a first ranking security interest in all personal property of the Company and a Mortgage of Lease Agreement constituting a first fixed charge on the Company's leasehold improvements on the subleased land.

During the 2006 fiscal year, two irrevocable standby letters of credit were issued under the interim mortgage loan facility in the amount of $124,000 and $495,600. The letters of credit will remain in effect respectively until December 31, 2007 and December 1, 2008.

8. Obligations under capital leases

The following is a schedule by year of future minimum lease payments together with the balance of the obligations under capital leases:

2007	$ 10,304
2008	2,902
2009	1,707
2010	215
2011 and thereafter	1,155,250
Total minimum lease payments	1,170,378
Less: amounts representing interest at an imputed rate of 10%	677,971
Balance of obligations under capital leases	492,407
Less: current portion	12,737
Long term balance of obligations under capital leases	$ 479,670

9. Deferred revenue

Deferred revenue consists of deposits totalling $180,000 received from two customers. These deposits require a guaranteed volume of inventory to be available to these customers at any given time.

10. Non-controlling interest

In 2005, the Company acquired substantially all, 99.1%, of the remaining issued and outstanding shares of the Company's subsidiary, ChemBioPrint Asia Limited. ChemBioPrint Asia Limited has remained dormant since February 28, 2006 and the Company is currently in the process of dissolving this subsidiary. The equity balance of $355 (2006 - $355) has not been presented in the December 31, 2006 balance sheet as it is not considered material.

11. Share capital

Authorized:
Unlimited number of Class A voting common shares
Unlimited number of Class P preferred shares,
voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:	Shares	Amount
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106
Exercise of options	752,166	184,965
Recognition of fair value of options exercised	-	114,490
Balance December 31, 2006	103,525,506	$ 22,732,561

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 19,170,442 common shares.

CV Technologies Inc.
Notes to the Consolidated Financial Statements

For the three month period ended December 31, 2006
(Unaudited)

11. Share capital (cont'd)

As at December 31, 2006 there are 14,118,435 (September 30, 2006 – 14,770,601) stock options outstanding, which are exercisable at prices ranging from $0.15 to $4.32 and expire between May 5, 2008 and December 14, 2011. Of the options granted to December 31, 2006, 355,000 are subject to shareholder approval. A summary of the status of the Company's stock options for the period presented and changes during the periods ended on those dates are as follows:

December 31, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,770,601	$ 1.26
Granted subject to shareholder approval	100,000	2.98
Exercised	(752,166)	0.25
Outstanding, end of period	14,118,435	$ 1.32
Exercisable, end of period	9,989,435	$ 0.68

September 30, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	16,180,770	$ 1.11
Granted	80,000	3.98
Granted subject to shareholder approval	255,000	3.45
Forfeited/cancelled	(160,000)	1.26
Exercised	(1,585,169)	0.21
Outstanding, end of year	14,770,601	$ 1.26
Exercisable, end of year	10,731,601	$ 0.64

The stock options granted after October 1, 2002 and before March 3, 2005 fully vested as of March 31, 2005. All stock options granted on or after March 3, 2005 vest at 20% per year over five years.

CV Technologies Inc.
Notes to the Consolidated Financial Statements

For the three month period ended December 31, 2006
(Unaudited)

11. Share capital (cont'd)

The following table summarizes information about the stock options outstanding at December 31, 2006:

Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Number Exercisable
$ 0.15	4,172,492	1.35	4,172,492
0.20	20,000	1.47	20,000
0.25	33,000	1.75	33,000
0.50	250,000	2.46	250,000
0.57	143,000	2.58	143,000
0.71	839,416	2.02	839,416
0.74	3,600,527	2.35	3,600,527
2.62	250,000	3.55	50,000
2.84	4,395,000	3.17	871,000
2.98	100,000	4.96	-
3.29	200,000	4.44	-
3.42	10,000	4.16	-
4.04	55,000	4.69	-
4.32	50,000	3.90	10,000
	14,118,435		9,989,435

12. Contributed surplus

For stock options granted after October 1, 2004, the Company records compensation expense using the fair value method. Fair values are determined using the Black–Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

12. Contributed surplus (cont'd)

During the year, contributed surplus has changed as follows:

	December 31, 2006	September 30, 2005
Balance, beginning of period	$ 6,469,885	$ 3,921,586
Stock-based compensation recognition of fair value of stock options granted to:		
- Employees, officers and directors	588,506	2,653,024
- Non-employees	29,240	61,113
Recognition of fair value of stock options exercised	(114,490)	(165,838)
Balance, end of period	$ 6,973,141	$ 6,469,885

On March 3, 2005, the Company granted 4,519,000 options exercisable at $2.84. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.46 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.75%, dividend yield of 0%, volatility factor of 129.61%, and an expected life of five years.

On July 18, 2005, the Company granted 250,000 options exercisable at $2.62. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.24 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0%, volatility factor of 126.72%, and an expected life of five years.

On November 25, 2005, the Company granted 50,000 options exercisable at $4.32. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $3.64 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.89%, dividend yield of 0%, volatility factor of 122.40%, and an expected life of five years.

On February 27, 2006, the Company granted 30,000 options exercisable at $3.42. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.81 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.08%, dividend yield of 0%, volatility factor of 115.08%, and an expected life of five years.

On June 9, 2006, the Company granted 200,000 options exercisable at $3.29. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.69 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%, dividend yield of 0%, volatility factor of 113.31%, and an expected life of five years.

12. Contributed surplus (cont'd)

On September 8, 2006, the Company granted 55,000 options exercisable at $4.04. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.96 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.01%, dividend yield of 0%, volatility factor of 93.16%, and an expected life of five years.

On December 14, 2006, the Company granted 100,000 options exercisable at $2.98. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.35 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.86%, dividend yield of 0%, volatility factor of 106.96%, and an expected life of five years.

The fair value of the options granted prior to October 1, 2004 was $0.50 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%, dividend yield of 0%, volatility factor of 115.6%, and an expected life of three years.

13. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	December 31, 2006	December 31, 2005
Numerator for basic (loss) earnings per share	$ (1,556,505)	$ 4,415,736
Denominator for basic earnings per share: Weighted average number of common shares	103,200,898	101,197,519
Dilutive effect of stock options	9,134,939	11,656,604
Denominator for diluted earnings per share	112,335,837	112,854,123
(Loss) earnings per share		
Basic	$ (0.02)	$ 0.04
Diluted	$ (0.01)	$ 0.04

CV Technologies Inc.
Notes to the Consolidated Financial Statements
For the three month period ended December 31, 2006
(Unaudited)

14. Supplemental cash flow information

	December 31, 2006	September 30, 2006
Cash consist of:		
Balances with banks	$ 20,687,316	$ 8,209,878
Cheques in transit	(802,492)	(296,597)
	$ 19,884,824	$ 7,913,281
Interest paid	$ 17,983	$ 60,626
Non-cash financing and investing activities:		
Increase of assets under capital leases	$ 11,679	$ 467,162

15. Related party transactions

During the fiscal year ended September 30, 2006, the Company paid $14,914 in supplemental study fees on behalf of Vet Ex Inc., which is controlled by the Company. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable. There are no transactions with Vet Ex Inc. for the three month period ended December 31, 2006.

16. Accumulated other comprehensive income

December 31, 2006	Accumulated other comprehensive income
Balance, beginning of period	$ 39,201
Unrealized losses related to self-sustaining foreign operations	65,956
Future income tax effect	(35,459)
Balance, end of period	$ 69,698

September 30, 2006	Accumulated other comprehensive income
Balance, beginning of period	$ -
Unrealized losses related to self-sustaining foreign operations	59,468
Future income tax effect	(20,267)
Balance, end of period	$ 39,201

17. Income taxes

Scientific research and experimental development (SR & ED)

The Company has fully utilized the Scientific Research and Experimental Development pool (2005 - $1,830,158) and non-refundable SR & ED investment tax credits (2005 - $706,277) in computing taxable income for the previous year. The SR & ED claim for 2005 has not yet been filed.

Non-capital loss

The Company has non-capital losses available of $32,507 (2006 - $nil).

Income tax expense reconciliation

Income tax expense differs from the amount computed by applying the statutory provincial and federal income tax rates to the respective years' earnings before income taxes. These differences result from the following items:

	December 31, 2006	December 31, 2005
Expected income tax expense at 28.99% (2005 – 34.17%)	$ 518,669	$ 2,550,025
Increase (decrease) resulting from:		
Non-deductible stock-based compensation costs	213,390	196,264
SR & ED adjustments	-	174,581
R&D adjustment	(4,348)	88,126
Other items	6,837	10,947
Intra-group transaction expense	51,833	-
Income tax rate adjustments	288	11,704
Rate differential on intercompany profit elimination	2,558,968	15,377
Income tax expense	$ 3,345,637	$ 3,047,024

Temporary differences

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future tax years that are likely to be realized.

17. Income taxes (cont'd)

The tax effects of deductible temporary differences that give rise to the Company's future tax assets are as follows:

	December 31, 2006	September 30, 2006
Current assets		
Non-capital losses carried forward	$ 10,441	$ 9,762
Share issue costs	2,939	3,906
Reserves	4,514	4,828
Intercompany profit elimination	1,225,575	73,345
	1,243,469	91,841
Non-current assets		
Unrealized losses related to self-sustaining foreign operations	35,459	20,267
Current liabilities		
Investment tax credits applied	-	(237,347)
Non-current liabilities		
Capital and other assets	(95,226)	(112,800)
Net future tax (liabilities) asset	$ 1,183,702	$ (238,039)

18. Segmented information

Geographic information:

December 31, 2006	Revenue	Capital Assets
Canada	$ 22,191,133	$ 4,881,481
United States	2,960,185	1,229
Switzerland	-	714,608
	$ 25,151,318	$ 5,597,318

December 31, 2005	Revenue	Capital Assets
Canada	$ 18,939,721	$ 4,065,902
United States	138	-
Other	415	-
	$ 18,940,274	$ 4,065,902

Significant customers:

During the three month period ended December 31, 2006, four (2005 - four) major customers accounted for $12,804,204 or 50.9% (2005 - $12,141,599 or 64.1%) of the Company's product sales.

19. Commitments

a) The Company has an agreement with the National Research Council of Canada to obtain up to $495,000 in assistance for research and development expenditures. All assistance under this agreement has been received.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues, which commenced April 1, 2002, up to a maximum of $742,000, which is 150% of the original contribution amount. The obligation to pay terminates at the earlier of the full repayment of the $742,000 or 10 years after the start of the repayment period. The Company is not obliged to repay any of the grants received should the Company have no future revenues on product sales.

During the three month period ended December 31, 2006, the Company expensed $nil (2005 - $118,920) of this financial assistance, which was charged to earnings. At December 31, 2006, $nil (2005 - $118,920) is included in accounts payable and accruals. The entire obligation of $742,000 relating to this agreement has been repaid.

b) The Company has an agreement with AVAC Ltd. to obtain up to $525,000 in assistance to fund continued development of the proprietary ChemBioPrint technology platform and CVT-E002. As at December 31, 2006, $8,333 (2005 - $8,333) of assistance is still available to the Company.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues after January 1, 2002 up to 200% of the original contribution amount or to a maximum of $1,000,000. The Company is not obliged to repay any of the assistance received should the Company have no future revenues on product sales.

During the three month period ended December 31, 2006, the Company expensed $nil (2005 - $324,177) of this financial assistance, which was charged to earnings. At December 31, 2006, $nil (2005 - $324,177) is included in accounts payable and accruals. The entire obligation of $1,000,000 relating to this agreement has been repaid.

c) The Company has entered into agreements to lease premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from May 31, 2007 to September 30, 2010, and for which minimum lease payments total $989,029.

The following is a schedule by fiscal year of future minimum lease payments:

2007	$ 301,289
2008	322,556
2009	248,183
2010	117,000
Total minimum lease payments	$ 989,029

19. Commitments (cont'd)

d) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 954,089
2008	1,375,054
2009	233,060
	$ 2,562,203

e) The Company has entered into contractual obligations for the construction of the new headquarters and research centre in Edmonton, Alberta, Canada. Estimated total project costs are $9.5 million with $3,134,548 incurred to date. Project completion is scheduled for the summer of 2007.

20. Cyclical nature of business

The Company's lead product's sales are greater in the first, second and fourth quarters of the fiscal year.

21. Joint venture

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. On June 22, 2006, the Company submitted 90 days written notice of termination of the Joint Venture Agreement. The dissolution of the joint venture is in progress.

The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. The following table summarizes the Company's share of the assets, liabilities, revenue, expenses and cash flows of Vet Ex Inc. included in these consolidated financial statements.

21. Joint venture (cont'd)

	December 31, 2006	September 30, 2006
Assets		
Cash and cash equivalents	$ 22,471	$ 22,480
Liabilities		
Accounts payable and accruals	$ 77	$ 77

Expenses and cash flows for the period ended	December 31, 2006	December 31, 2005
Expenses		
Interest and bank charges	$ 9	$ 9
Net loss	$ (9)	$ (9)
Cash flows		
Cash flows from operating activities	$ (9)	$ (9)

22. Comparative figures

Certain prior year figures have been reclassified to conform to current period's presentation.

23. Subsequent event

Subsequent to December 31, 2006, 25,500 options were exercised for cash proceeds of $18,105.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CFO Certification
Form 52-109F2 *Certification of Interim*

I, **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 8, 2007

(s) Gordon A. Brown

Gordon A. Brown, CGA
Chief Financial Officer

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CEO Certification
Form 52-109F2 *Certification of Interim*

I **Dr. Jacqueline J. Shan, Chief Executive, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 8, 2007

(s) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The consolidated financial statements of CV Technologies Inc. (the "Company") are prepared in accordance with Canadian generally accepted accounting principles. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the Audited Consolidated Financial Statements for the year ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the three-month period ended December 31, 2006 and accompanying notes. All expressed amounts are in Canadian dollars, unless specified otherwise. Additional information is available at www.sedar.com.

This discussion and analysis for the three-month period ended December 31, 2006 is prepared and contains disclosure of material changes occurring up to and including February 8, 2007.

Forward-looking Statements

Management's discussion and analysis contains certain forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion, including those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances and acceptance of COLD-fX® in the U.S. market. In addition to the risks outlined in the Risk Management section at the end of the discussion, factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. Although the Company believes that the forward-looking statements contained herein are reasonable, no assurance can be given that its expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Overview

CV Technologies Inc. (TSX: CVQ) is a life sciences company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint, which is used to discover and biologically standardize natural products that deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products to be safe, effective and consistent. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

CV Technologies Inc.

The Company's lead product, COLD-fX®, helps in the prevention and relief of colds and flu by strengthening the immune system. A United States Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduced the risk of getting a lab-confirmed influenza and respiratory syncytial virus (RSV) infection in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of infections per person by 25% and reduced the number of recurrent infections by 56%. Severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formula. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

These products are:

- COLD-fX® — Strengthens the body's immune system, preventing and relieving colds and flu
- REMEMBER-fX® — Enhances memory, mental alertness and mental fatigue
- CELL-fX® — Helps to relieve symptoms of bone and joint pain and formation of connective tissue
- PRESSURE-fX® — Helps to normalize blood pressure and improve cardiovascular function
- AD-fX® — Helps to enhance focus, attention and cognition
- MENTA-fX® — Helps to normalize mood

First Quarter Highlights

- ✓ Sales increase of 32.8%
- ✓ Sizeable brand building investment in the U.S.
- ✓ Extensive distribution network in the U.S.
- ✓ Significant scientific awareness in U.S.

Liquidity and capital resources

The cash flow used by operations, excluding non-cash working capital items, was $2.2 million for the first quarter compared to $6.3 million generated in the same quarter of the previous year. The primary difference was from an increased investment in sales, marketing and public awareness programs related to entry into the U.S. market place. Robust Canadian sales and gross margin in the first quarter partially offset U.S. investment expenditures. Consolidated loss after tax was $1.6 million compared to $4.4 million profit for the same quarter of the previous year.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization, including stock compensation expense) was $2.5 million compared to $8.2 million for the same quarter last year. EBITDA per share in the first quarter 2007, were $0.025 per share for basic or $0.023 fully diluted (2006 – $0.084 per share for basic and $ 0.074 per share diluted).

CV Technologies Inc.

Quarterly Report for the Three Month Period Ended December 31, 2006

Comparative liquidity (in thousands)	Quarter 1 Dec 31, 2006	Quarter 1 Dec 31, 2005	Fiscal Year Sep 30, 2006	Fiscal Year Sep 30, 2005
Cash and cash equivalents	19,885	17,378	7,913	5,952
Working capital	17,655	22,398	19,823	16,928
Long-term liabilities	764	484	745	70

The Company has a demand operating credit facility enabling it to borrow to a maximum of $7.5 million with margining based on receivables, inventory, and tax credits and is in the process of completing the conditions precedent, which would increase the maximum to $15.0 million. Although the Company has not utilized its credit facility, the Company expects to use this facility from time to time to fund operations as expansion continues in Canada and into the international marketplace. The Company was in a positive cash position of $19.9 million as of December 31, 2006 and had $17.7 million in working capital. The reduction in working capital resulted from expenditures for the construction of its new headquarters and research centre, and in brand building and marketing in the U.S.

The following chart illustrates cash flow from operations including working capital items in fiscal years 2005 through 2007.

Cash Flow from Operations


15
10
5
0
(5)
(10)
$ Millions
Q1
Q2
Q3
Q4
YTD
2005
2006
2007

Major cash flow components (in thousands)	Quarter 1 Dec 31, 2006	Quarter 1 Dec 31, 2005	Fiscal Year Sep 30, 2006	Fiscal Year Sep 30, 2005
Operating activities	13,420	11,573	4,180	6,124
Financing activities	180	21	296	855
Investing activities	(1,629)	(168)	(2,515)	(846)

Cash provided from operating activities during the first quarter of fiscal year 2007 was $13.4 million. The change from September 30, 2006 resulted from a use of $2.2 million ($6.3 million generated in first quarter of fiscal year 2006) from operations before working capital items and $15.6 million generated (a use of $5.3 million in first quarter of fiscal year 2006) in non-cash working capital items. This increase in non-cash working capital items was the result of an increase of $15.8 million in accounts payable, a decrease of $2.8 million in accounts receivable, an increase of $1.8 million in inventory, and a decrease of $1.7 million in taxes payable.

The difference in quarter over quarter operating cash from operating activities was the result of increased sales and investments in marketing, brand building and public awareness programs related to entry into the U.S. marketplace, which affected net earnings, future income taxes and working capital.

Planning decisions to ensure product availability with unknown consumer demand in the U.S. marketplace resulted in higher quantities of inventory on hand.

The Company's financing activities in the first quarter of fiscal year 2007 provided $180 thousand in cash ($21 thousand in same quarter fiscal year 2006). Financing activities for 2006 were predominately composed of $185 thousand received through the issuance of capital stock on the exercise of stock options (752,166 common shares at an average of $0.25 per share). Repayment of leases in the first quarter was $5 thousand compared to $6 thousand in the same quarter in fiscal 2006.

The Company's investing activities in the first quarter used $1.6 million ($168 thousand in the first quarter of fiscal year 2006). Investing activities primarily involved the construction of the Company's new headquarters and research centre. The estimated cost of the building construction is $9.5 million. The project has $4.7 million in bank debt financing available. Expenditures for patents and registered trademarks involved the protection and development of its intellectual property.

Looking forward, the Company anticipates existing cash balances, cash generated by operations, financing to construct the new building, and funds available under its credit facility will be sufficient to meet the foreseeable requirements for business growth, working capital and capital expenditures well into 2007. The Company's working capital and capital expenditure requirements depend upon numerous factors including the success and timing of the introduction of new products, consumer demand and sales, timing of market development programs, construction costs and long-term focus on product research and development activities. In the future, the Company may develop requirements for

additional capital to fund operations, capital asset additions, research and development, new product launches, and strategic initiatives.

Share capital and stock based compensation

On December 14, 2006, the Board granted 100,000 options for common shares exercisable at a fair market value of $2.98 per share vesting at 20% per year. The fair value of options granted was $235 thousand or $2.35 per option. This grant is subject to shareholder approval at the upcoming annual meeting.

Outstanding shares

As at Feb 8, 2007;

- Number of issued and outstanding common Class A shares 103,551,006
- Number of outstanding, unexercised stock options 14,092,935

(Exercise price ranges from $0.15 to $4.32 per share with expiration dates ranging from 2008 to 2011.)

Results of Operations (Historical and Current)

Profitability

Earnings before tax were $1.8 million ($7.5 million for same quarter last year). Loss after tax was $1.6 million ($4.4 million profit for same quarter in fiscal year 2006). The primary difference in earnings resulted from increased investment in sales, brand building, marketing and public awareness programs related to entry into the U.S. market place, while continuing to invest in the Canadian business. Canadian sales and gross margin in the first quarter partially offset U.S. investment expenditures. An analysis of components of the income statement is as follows.

Revenue

The Company reported net sales of $25.2 million for the first quarter, exceeding the $18.9 million in the same quarter of fiscal year 2006 by $6.2 million (32.8%). This achievement was the result of higher sales volume of the Company's lead product COLD-fX® in Canada and initial pipeline fill in the U.S.

With another mild winter, the cold and flu season has been limited to localized outbreaks. Nevertheless, the Company saw increased market penetration into Quebec and Ontario and made good progress in developing American sales channels.

The strategic decision to launch the COLD-fX® brand within the U.S. market will require time to develop consumer awareness, permit consumers to try COLD-fX® and generate the word of mouth confidence already achieved within Canada. The science and credibility behind the brand is not limited to Canada and Management will build on evidence-based scientific data and focus on building awareness through

medical channels. This approach will help to leverage sales through the strong distribution channels developed over the past months and position the Company to maximize sales. The lifecycle of the brand development is at an earlier point within the U.S. compared to Canada. However, execution across consumer and medical segments should position COLD-fX® favourably in the long term.

Brand building in the U.S. requires discipline to garner the same success experienced in Canada. As the Company executes its business model, Management believes consumers will benefit from and experience the efficacy of COLD-fX®. The Company has achieved considerable brand exposure in many different media segments in support of the U.S. launch through a comprehensive program of marketing and public awareness.

The achievement of first quarter objectives contributed to a 32.8% increase in sales quarter over quarter. COLD-fX® continues to be the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006).

Gross margin

The Company's first quarter gross margin improved from 70.8% in fiscal year 2006 to 72.6% in fiscal year 2007. This improvement was the result of economies of scale in quality control and manufacturing with higher levels of production and sales. In the fourth quarter of 2006, shipments into the U.S. were subject to an import duty, which the Company is formally challenging. The Company was successful in obtaining a Canadian ruling in the classification of its product and this ruling will be used to support its application to the U.S. for the elimination and refund of duties paid on last year's shipments.

In fiscal year 2006, the Company successfully established a separate outsourced supply chain in the U.S. The strategy to outsource production and logistical activities reduces fixed costs of production, while maximizing production capacity and flexibility. These strategies contributed to a strong supply line and a healthy inventory to support sales growth.

Operating expenses

The first quarter operating costs-to-sales percentage increased from 31.8% to 65.8% on a quarter-over-quarter basis. The Company invested heavily in its U.S. launch resulting in a significant increase in advertising and marketing expenses. Operating expenses for the first quarter of fiscal year 2007 were $16.5 million as compared to $6.0 million in the prior year.

This $10.5 million (175%) increase over the same quarter from the prior year is comprised of the following:

- Advertising and marketing expenses increased by $7.9 million (306%) to support entry into the U.S. marketplace. Continuation of brand building efforts for COLD-fX®, REMEMBER-fX® and CELL-fX®, media and sponsorship investments and promotional activities were instrumental in expanding the Canadian business while developing the U.S. marketplace. In fiscal year 2006, first quarter spending was 13.7% of net sales compared to 41.9% in fiscal year 2007.

- Contracted services, consulting and professional fees increased by $1.7 million (303%) from the same quarter in the previous year. The Company continued to engage a number of contractors and professionals in sales, marketing, brand building, and regulatory affairs to support its entry into the U.S. Included in these costs were ongoing contracts supporting sales, marketing, and public relations. In fiscal year 2007, these first quarter expenditures were 9.0% of net sales compared to 3.0% for the same period in fiscal year 2006.

- Salaries and stock-based compensation increased by $0.9 million (71.5%). This increase reflects the doubling of the Company's staff complement. The Company anticipates a slow rate of growth in numbers of employees from current staffing levels.

- Research and development expenditures for the first quarter decreased $0.4 million (33.4%) from the same quarter of last year. This reduction was primarily the result of the elimination of royalty payments. Costs included clinical research and development associated with ongoing studies. The Company continued its clinical trial in collaboration with Capital Health of Edmonton and the University of Alberta, as well as a multi-centre clinical trial involving senior citizens in four clinical trial centers in Canada (Vancouver, Edmonton, Toronto and Halifax). These expenditures were 2.9% of net sales in the first quarter of 2007 compared to 5.8% in the prior year.

- Administration, occupancy and insurance costs increased $0.2 million (50.8%). These costs related to the increased number of employees to meet the demand in logistics, administration, operations and science and regulatory related activities.

- The balance of $0.2 million involved various operating expenditures and activities, including a provision made for bad debts in the quarter.

Income taxes for the quarter were $3.3 million compared to $3.0 million for the same period last year. Taxes exceeded the consolidated before tax earnings. While Canadian earnings attracted tax, investments in U.S. market created a loss in a foreign operation. Since the Company is taxed in the countries in which it operates, application of losses from one country against the taxable income of another country is not possible. Stock compensation was also added back to increase Canadian taxable income.

CV Technologies Inc.

Quarterly Report for the Three Month Period Ended December 31, 2006

Summary of Quarterly Results (in thousands)

2007	1st Quarter Dec 31, 2006	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Fiscal Year 2007
Net revenue	25,151				25,151
Gross margin	18,261				18,261
Gross margin %	72.6%				72.6%
Earnings (loss) before tax	1,789				1,789
Earnings (loss) after tax	(1,557)				(1,557)
EBITDA*	2,541				2,708
EPS – Basic	(0.02)				(0.02)
EPS – Diluted	(0.01)				(0.01)
Total assets	57,374				57,374
Total liabilities	31,175				31,175
2006	**1st Quarter Dec 31, 2005**	**2nd Quarter Mar 31, 2006**	**3rd Quarter Jun 30, 2006**	**4th Quarter Sep 30, 2006**	**Fiscal Year 2006**
Net revenue	18,940	10,915	3,242	13,876	46,973
Gross margin	13,414	8,253	2,220	8,424	32,312
Gross margin %	70.8%	75.6%	68.5%	60.7%	68.8%
Earnings (loss) before tax	7,463	2,087	(2,428)	1,285	8,407
Earnings (loss) after tax	4,416	987	(1,772)	506	4,137
EBITDA*	8,155	3,057	(1,796)	2,028	11,444
EPS – Basic	$0.04	$0.01	(0.02)	$0.01	$0.04
EPS – Diluted	$0.04	$0.01	(0.02)	$0.01	$0.04
Total assets	32,319	34,277	33,545	44,335	44,335
Total liabilities	7,458	7,331	7,737	17,371	17,371
2005	**1st Quarter Dec 31, 2004**	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Net revenue	11,304	10,521	2,836	7,189	31,850
Gross margin	8,355	8,352	2,250	5,162	24,119
Gross margin %	73.9%	79.4%	79.3%	71.8%	75.7%
Earnings (loss) before tax	4,196	3,081	(466)	1,725	8,536
Earnings (loss) after tax	4,196	3,081	(466)	3,282	10,093
EBITDA*	4,779	4,494	242	2,394	11,909
EPS – Basic	$0.05	$0.03	($0.00)	$0.02	$0.10
EPS – Diluted	$0.04	$0.03	($0.00)	$0.02	$0.09
Total assets	13,819	17,762	17,909	23,717	23,717
Total liabilities	4,020	2,377	2,182	3,876	3,876

* EBITDA - Earnings before Interest, Taxes, Depreciation and Amortization (includes stock compensation expense)

Research and development activity

fX Life Sciences International GmbH, a wholly owned subsidiary, had a second patent allowed in the U.S. for its CVT-E002 extract, the active ingredient in COLD-fX®. This patent application is a continuation of the composition patent and further protects CVT-E002 for use in therapeutic applications for preventative, immune-related indications, such as cold and flu infections, hepatitis, HIV, and primary and supportive cancer therapy. The patent issuance is expected in the coming months. Currently marketed in the United States as a dietary supplement, COLD-fX® strengthens the body's immune system.

The Company is in the second year of the multi-center trial, led by Dr. Gerald Predy, Edmonton's Medical Officer of Health, to test the effects of COLD-fX® on influenza and cold viral infections. Completion of recruitment for all four sites occurred in December 2006 and the study has moved into the treatment period for the current cold and flu season.

The Company continues to review the potential of a Phase III trial to support a U.S. Over-The-Counter (OTC) new drug cold and flu application.

The Company is currently discussing a potential clinical trial involving COLD-fX® and immune enhancement with a leading U.S. medical organization. This trial is part of the strategy to generate further scientific evidence and COLD-fX® awareness within the health care community.

As previously reported, the Company continued the funding until the end of 2006 for a pre-clinical research study at McGill University under the direction of Dr. Sandra Miller, Professor in the Department of Anatomy and Biology in the Faculty of Medicine. This study investigated the potential of CVT-E002 (the active ingredient in COLD-fX) to ameliorate leukemia caused by viral infection and the positive results support the hypothesis that CVT-E002 may have potential as a cancer therapy and may also support the immune system during cancer treatment. The project has ended on schedule and the data is currently being prepared for submission to a scientific journal for publication. The company is currently investigating future development in this area.

The National Research Council (NRC) under the Industrial Research Assistance Program (IRAP) is currently funding the Company's research program to elucidate the molecular mechanism of action of CVT-E002. Under this program, the Company has entered into a research contract with McMaster University in Hamilton to support a study on CVT-E002 led by Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine at McMaster University. This study is underway for the remainder of 2007 and the Company is exploring further collaborations under this program.

COLD-fX® was included in the 2007 issue of the Physicians Desk Reference, used by the majority of approximately 800,000 American doctors and is commonly found in hospitals and pharmacies in the U.S. Specific information on COLD-fX® was provided to pharmacists and physicians as an addendum to the 2007 companion book Physicians Desk Reference for Non-prescription Drugs, Dietary supplements and Herbs. This publication references clinical trials and scientific research on COLD-fX®, and will assist in expanding awareness among U.S. medical professionals.

COLD-fX® is in the final review phase prior to approval for its license application and Natural Product Number. A current backlog at Health Canada's Natural Health Products Directorate prevents a reliable timeline for its review completion.

U.S. launch

During the fourth quarter of fiscal year 2006 and first quarter of 2007, the Company completed initial shipments to U.S. national accounts to stock stores and warehouses. Completion of this phase of national distribution and listings was a significant milestone in the execution of the U.S. plan. This base creates a presence supporting sales and further product awareness, and provides synergies for advertising and brand building across North America.

Sell-through to consumers is anticipated throughout fiscal years 2007 and 2008. Initial sales figures include initial inventory for the stores. Consumer awareness and acceptance will ultimately determine sales volumes and growth rates. As is industry practice, customers may request to return product to balance inventory.

Segmented Revenue (in thousands) 2007	1st Quarter Dec 31, 2006	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Fiscal Year 2007
Canada	22,191				22,191
United States	2,960				2,960
Other	-				-
Total	25,151				25,151
2006	**1st Quarter Dec 31, 2005**	**2nd Quarter Mar 31, 2006**	**3rd Quarter Jun 30, 2006**	**4th Quarter Sep 30, 2006**	**Fiscal Year 2006**
Canada	18,939	10,869	3,242	8,286	41,336
United States	-	6	-	5,590	5,596
Other	1	40	-	-	41
Total	18,940	10,915	3,242	13,876	46,973
2005	**1st Quarter Dec 31, 2004**	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Canada	11,304	10,474	2,775	7,189	31,742
United States	-	3	61	-	64
Other	-	44	-	-	44
Total	11,304	10,521	2,836	7,189	31,850

Subsequent Events

In January 2007, an employee exercised 25,500 options for cash proceeds of $18,105.

Internal Controls in Financial Reporting

The Enterprise Risk Management Committee (a subcommittee of the Audit Committee) oversees risk assessment and review of the Company's internal controls over financial reporting to meet the requirements under MI 52-109. The Committee provides regular updates to the Audit Committee and Board. At the end of the year, the design and documentation of controls over financial reporting was completed. The design and documentation of entity level controls (control environment) was completed in January 2007. Remediation of numerous identified control gaps in all cycles are to be undertaken throughout the year. The Company is in a period of rapid growth and will continue to modify, design, implement and test controls in the financial reporting cycles during 2007.

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, and have certified their design and effectiveness, according to MI 52-109. The CEO and CFO have evaluated the design and effectiveness of the Company's disclosure controls and procedures, and have concluded that they provide Management with a reasonable level of assurance that the information the Company is required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required. This process is under continuous review and refinement.

Notwithstanding the foregoing, no assurance can be made that the Company's controls over disclosure and financial reporting and related procedures will detect or prevent all failures of people within the Company to disclose material information otherwise required to be set forth in the Company's reports.

Risks and Uncertainties

The Company is in the growth stage with its lead natural health products, COLD-fX®, REMEMBER-fX® and CELL-fX®. In order to gain a successful product launch and market share, the Company will be required to make ongoing expenditures for marketing, advertising and public awareness programs. Future success of its products is dependent on these activities, together with the effectiveness and safety, regulatory review and approval, the degree of patent protection and seasonality of demand for its products. The Company maintains product liability insurance; however, it is possible that this coverage will not provide full protection against all risks. To mitigate this risk further, the Company has a Quality Control and Quality Assurance program to monitor product quality.

The Company currently has operations in North America and Europe. The Company is economically dependent, to varying extents, on certain customers and vendors in each of these regions. Political and regulatory environments, economic conditions and other factors may affect revenues and operations. However, these risks may be mitigated by geographic diversification of sales and supply. Entry into new markets will subject the Company to additional risk as supply chains and customer relationships are developed, and consumer acceptance is sought. Risks include, but are not limited to, initial product sales to fill pipeline, replenishment rates and consumer purchases, inventories, and consumer preferences and adoption rates. In entering new markets, retailers may rebalance inventories and request to return stock depending on consumer demand. There can be no assurance that the Company will be able to cost-effectively operate, generate revenues, generate adequate funds or maintain relationships with such customers, vendors, employees, collaborators and other third parties. The Company mitigates these

risks with monitoring of activities, developing and implementing action plans and diversification of vendors and customers to mitigate risk areas.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, including the Company's ability to commercialize future developed products.

Prospects for the Company's new technologies and products are uncertain and should be regarded as speculative. It is not possible to predict the results of studies or regulatory approvals. If products receive approval for sale, there can be no assurance that they will result in significant sales.

Except for historical information, certain matters discussed in this report are by their nature forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made.

Financial Risks and Risk Management

Foreign exchange risk

The Company has exposure to market risk related to operations in foreign countries, and transactions and changes in foreign currencies. These changes could adversely affect the value of the Company's current assets and liabilities, as well as impact revenues and earnings. In Canada, the Company's expenditures on goods and services and revenues are primarily in Canadian dollars. In the United States, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars. In Switzerland, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars and to lesser degree Swiss francs. As of December 31, 2006, the Company had no forward currency contracts (forwards, futures or options) or other financial derivatives hedging foreign exchange risk. Therefore, the Company is subject to foreign currency transaction and translation gains and losses.

Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. Mitigation of this risk involves credit management practices, such as monitoring of the debtor's payment history and performance. The customer base is comprised of well established, reliable retailers and wholesalers.

Interest rate risk

The Company has exposure to interest rate fluctuations. The Company's investment strategy of cash surpluses is protection of principal as such investments are made on high quality short-term deposits at Schedule "A" banks in the form of term deposits and bankers acceptances. With respect to borrowings, the Company also has exposure to Canadian dollar prime rate fluctuations. The Company currently does not utilize hedging instruments to manage interest rate risk.

Regulatory environment

The Company is subject to extensive laws and regulations in respect of securities, commercial activities, taxation, product quality, processing, labelling, and testing of its products. Changes to these laws and regulations could have a significant impact and can vary by country. Cost effective compliance with changes in future laws and regulations may not be possible. The Company strives to comply with the guidelines and rules set by regulatory agencies and follows "Good Manufacturing Practices". The Company also has established and reviews policies and procedures to mitigate risk of non-compliance.

Further information is available in the Annual Information Form (December 29, 2006) and filed on SEDAR at www.sedar.com.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented. Since September 30, 2006, the Company's critical policies have not changed significantly.

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement"
- CICA Handbook Section 3862 "Financial Instruments – Disclosures"
- CICA Handbook Section 3863 "Financial Instruments – Presentation"
- CICA Handbook Section 1530 "Comprehensive Income"

Under the new standards, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and all financial liabilities must be classified as held-for-trading or other. All financial instruments are recorded on the balance sheet at fair value and changes in fair value are included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income. Comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as other financial statements.

The adoption of these standards have not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries that were previously recorded in a separate section of the shareholder's equity are now presented net of future income tax effect through the statement of earnings and comprehensive earnings.

Outlook

Execution of the U.S. expansion is underway and product is now on the shelves of several major retailers and drug stores chains. The Company's strategy involves securing and maintaining partnerships with these larger retailers and drug store chains, and gaining and maintaining a reputable distribution network amongst other channels. The Company plans to strengthen and restructure the senior management team, optimize and align its U.S. investment strategy with sales, and implement its marketing plan more directly targeted to health conscious consumers and their influencers, while taking advantage of our strong scientific foundation. The Company is implementing a diverse strategy and programs to achieve these goals in 2007 to support a sustainable model.

Management's target will be to achieve consumer sales volume at levels deemed acceptable for the return on investment of retailers and the Company. The investment in brand building, during the first quarter of fiscal year 2007, has been extensive and is crucial to ensure successful and sustainable consumer sales levels and management of inventories in support of the expectations of all partners.

The first quarter of fiscal year 2007 showed quarter over quarter revenue growth of 32.8%. These sales included a pipeline-fill of U.S. retailers to ensure product availability in preparation for consumer adoption. Management will continue to execute its U.S. strategy and target its marketing in the Canadian marketplace, in particular Ontario and Quebec. Management will operate to enhance demand for REMEMBER-fX® and CELL-fX®, and strive to build sales and profits through effective brand management, marketing efforts, public relations activities, operational excellence in cost management, supply chain management to meet growing demand, and heighten awareness and sales of its products.

FDA approval for the active ingredient of COLD-fX® as an OTC drug for the prevention of cold and flu would allow the Company to make strong and specific medical claims and provide further claims in the U.S. This approach would require the successful completion of a Phase III clinical trial, which would enhance product differentiation from the competition. The Company continues to explore this business opportunity.

Management is dedicated to making the Company's products strong performers within their categories. It is confident that in 2007, the Company will continue to prove its leadership in the discovery and commercialization of science-based natural therapeutics for health maintenance and disease prevention, and will continue to be a well-recognized and respected supplier to consumers and the natural health products industry while providing a long-term return on investment to shareholders.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release Thursday February 8, 2007 6:00 a.m. MT

CV TECHNOLOGIES – MAKER OF COLD-fX® - ANNOUNCES FIRST QUARTER RESULTS

EDMONTON, AB (TSX:CVQ) CV Technologies Inc. today released its financial results for the first quarter ending December 31, 2006. The Company reported an increase in net revenues of 33% to $25.2 million from $18.9 million for the same period last year.

Earnings before tax were $1.8 million compared to $7.5 million for the same quarter in the prior year. Loss after tax was $1.6 million compared to $4.4 million profit for the same quarter in the previous year.

The Company made significant investments in brand building, infrastructure, marketing and professional awareness as part of its business plan to launch COLD-fX® into the U.S. market. Development of consumer awareness and trial is in the early stages.

Income taxes exceeded the consolidated before tax earnings. While Canadian earnings attracted tax, foreign operations incurred a loss for the quarter. Since the Company is taxed in the countries in which it operates, application of losses from one country against the taxable income of another country is not possible.

Highlights of the quarter were:

- ✓ Sales increase of 33%
- ✓ Sizeable brand building investment in the U.S.
- ✓ Extensive distribution network in the U.S.
- ✓ Significant scientific awareness in U.S.

COLD-fX® demonstrated strong sales growth and continues to be ranked as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006). This sales performance occurred during unusually mild winter months.

"While sales demonstrated robust growth, we will continue to build on our established Canadian business and energetically search for and foster new growth opportunities including new product lines," explained Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer for CV Technologies. "In the U.S. we are in the early period of establishing the COLD-fX brand with only twelve weeks of consumer exposure. Our initial investment has resulted in an excellent distribution network and a strong foundation for lasting brand equity. We believe that COLD-fX will become a product of preference for the U.S. public as it has become for Canadian consumers."

Dr. Shan continued, "The next stage of the Company's growth will see a strengthened and restructured senior management team, an optimized U.S. investment strategy aligned with sales, and a marketing plan more directly targeted to health conscious consumers and their influencers to take advantage of our strong scientific foundation."

Summary of Interim Results
(in $ thousands)

Fiscal year 2007	**1st Quarter Dec 31, 2006**	**1st Quarter Dec 31, 2005**
Net revenue	**25,151**	18,940
Gross margin	**18,261**	13,414
Gross margin %	**72.6%**	70.8%
Earnings (loss) before tax	**1,789**	7,463
Earnings (loss) after tax	**(1,557)**	4,416
Earnings (loss) per share – Basic	**$(0.02)**	$0.04
Earnings (loss) per share – Diluted	**$(0.01)**	$0.04
EBITDA	**2,541**	8,155
Cash Flow	**13,420**	11,573
Cash Position	**19,885**	17,378
Total assets	**57,374**	32,319
Working Capital	**17,655**	22,398
Common shares outstanding	**103,525,506**	101,228,340

A complete set of Interim Financial Reports will be made available on SEDAR (www.sedar.com).

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX® - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold and flu infections. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX®, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. All international patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX® is

distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
780 577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion, including those comments predicting the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances, and the potential success of U.S marketing initiatives, corporate re-organization, and product acceptance in the U.S. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. The Company assumes no duty to update this disclosure.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release Thursday February 15, 2007 6:00 a.m. MT

Health Canada Approves Significant New Medical Claims for COLD-fX®; Believed to be First Medicine in Canada approved to fight Colds and Flu by Boosting the Immune System

Edmonton, AB -- CV Technologies Inc. (TSX : CVQ) today announced that Health Canada has approved wide-ranging new health claims for COLD-fX®. After an extensive review, the Natural Health Products Directorate (NHPD) – Health Canada's division responsible for evaluating the safety, efficacy and quality of natural health products (NHPs) – has issued a product license and natural product number (NPN) for COLD-fX®.

The comprehensive treatment claim for COLD-fX® approved by Health Canada states that the product "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials.

"This is our strongest point of medical recognition to date and coming from the government authority whose responsibility it is to help Canadians maintain and improve their health, this approval should give great confidence to consumers," said Dr. Jacqueline Shan, president, CEO and Chief Scientific Officer of CV Technologies.

"There are two novel therapeutic aspects to COLD-fX. First, COLD-fX is one of the very few medicines – drugs or natural health products – that Health Canada has approved for daily use as a preventative medicine. Second, COLD-fX can be taken to provide symptom relief for colds and flu. This decision is important because we believe there are currently no other medicines today that are approved to fight colds and flu by enhancing the immune system."

"After more than ten years of research and seven clinical trials, this approval from Health Canada is a breakthrough in realizing our vision of being a global leader in developing products for disease prevention," said Dr. Shan, pointing out that Health Canada reviewed all of the Company's published and unpublished data in approving these claims. "This is one of the most important milestones in the history of the Company and should stimulate significant interest in the medical community."

The NHPD issues product licenses in several categories. Because COLD-fX® is a unique patented product, it was issued an NPN in the non-traditional category, which requires the

highest level of scientific evidence. In contrast, claims with the term "traditional" are not based on scientific evidence and products in the "monograph" category have claims which are not supported by specific research on their particular product.

"There's no cure for the common cold," Dr. Shan stated. "So, in medicine the traditional strategy is if you can't treat the disease, you treat the symptoms. The COLD-fX strategy is to boost your immune system to help you avoid getting a cold or the flu in the first place, or if you do get one, to fight it more effectively. Other products tend to mask symptoms without treating the underlying cause. We hope that COLD-fX will become the 'standard of care' for colds and flu."

The NHPD's safety review confirmed the excellent safety profile of COLD-fX with no known side effects or drug interactions for generally healthy individuals. This is very rare as most approved medicines, including over the counter cough and cold products, are associated with some adverse side effects.

Dr. Shan continued, "This Health Canada approval means the Company will now be permitted to communicate more effectively about the health benefits of COLD-fX to consumers, health care practitioners and others interested in the Company and its products."

Health Canada established new regulations effective Jan. 1, 2004, to monitor and manage the NHP industry. CV Technologies was the first company in Canada to launch and complete a trial under the new regulations. These regulations are being phased in over a six-year period as the NHPD reviews supporting safety, efficacy and quality information for all natural health products.

Although there are grey areas between the definitions of drugs and natural health products in general, the major distinction is that natural health products are derived from natural sources. Natural health products require the same degree of scientific evidence as drugs to support their claims. Natural health product regulations are also similar to drug regulations with requirements for standardized labeling, good manufacturing practices, and specification requirements for finished products and post-market surveillance for potential adverse effects.

COLD-fX® is the number one selling cold and flu remedy in Canada. (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006).

COLD-fX Medical Highlights:

- Seven clinical trials have demonstrated the safety and efficacy of COLD-fX
- Scientific studies have been published in nine peer-reviewed medical journals, including the *Canadian Medical Association Journal*
- Five Canadian universities and a major U.S. medical centre are currently conducting clinical trials and scientific studies on COLD-fX.

- COLD-fX clinical trial results were selected in 2006 as one of the world's top 25 significant advances in dietary supplements research by the U.S. National Institutes of Health (NIH)
- COLD-fX is included in the 2007 *Physicians Desk Reference*® which is used in the U.S. by most doctors, hospitals and pharmacies.
- The Centre for Science in the Public Interest (CSPI), an independent health watchdog group in Washington, D.C., says in a January 2007 review of ten popular cold remedies that, "...Cold-fX is the only remedy we found with *any* evidence that it might improve your chances of getting through the cold and flu season without coming down with something."

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold infections in Canada. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
780 577-3724
jane.tulloch@cvtechnologies.com

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion, including those comments predicting the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them, including benefits as a result of obtaining a product license and NPN from Health Canada. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. The Company assumes no duty to update this disclosure.

MATERIAL CHANGE REPORT

1. Name and Address of Company

   CV Technologies Inc.
   9411 - 20th Ave
   Edmonton, AB T6N 1E5

2. Date of Material Change:

   February 15, 2007

3. News Release

   A news release was issued on February 15, 2007 and disseminated through the facilities of CCNMatthews.

4. Summary of Material Change:

   The Company announced that Health Canada has approved wide-ranging new health claims for COLD-fX®. After an extensive review, the Natural Health Products Directorate (NHPD) - Health Canada's division responsible for evaluating the safety, efficacy and quality of natural health products (NHPs) - has issued a product license and natural product number (NPN) for COLD-fX®.

5. Full Description of Material Change:

   The Company announced that Health Canada has approved wide-ranging new health claims for COLD-fX®. After an extensive review, the Natural Health Products Directorate (NHPD) - Health Canada's division responsible for evaluating the safety, efficacy and quality of natural health products (NHPs) - has issued a product license and natural product number (NPN) for COLD-fX®.

   The NHPD issues product licenses in several categories. Because COLD-fX® is a unique patented product, it was issued an NPN in the non-traditional category, which requires the highest level of scientific evidence. In contrast, claims with the term "traditional" are not based on scientific evidence and products in the "monograph" category have claims which are not supported by specific research on their particular product.

   Health Canada established new regulations effective Jan. 1, 2004, to monitor and manage the NHP industry. The comprehensive treatment claim for COLD-fX® approved by Health Canada states that the product "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system."

6. Reliance on subsection 7.1(2) or (3) of NI 51-102:

   not applicable

7. Omitted Information:

   none

8. Executive Officer:

   For further information, please contact Gordon Brown, Chief Financial Officer, telephone: 780-577-3713.

9. Date of Report:

   February 19, 2007

CV TECHNOLOGIES INC.

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of the shareholders of CV Technologies Inc. ("**CV Tech**") held on February 21, 2007 (the "**Meeting**"), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Withheld	Votes Against
1.	To approve the election of the following nominees as directors of CV Tech for the ensuing year: (a) Harold Buddle (b) Kit Chan (c) Robert Church (d) Gordon Tallman (e) Patricia Trottier (f) Hunter Wright (g) Jacqueline Shan	Carried			
2.	To approve the appointment of Ernst & Young LLP as the auditors of CV Tech for the ensuing year and to authorize the board of directors of CV Tech to fix their remuneration	Carried			
3.	To approve an ordinary resolution approving the existing stock option plan amendments of CV Tech, as outlined in the Information Circular of CV Tech dated January 9, 2007 (the "**Information Circular**")	Carried	21,266,917 (84.38%)		3,936,857 (15.62%)
4.	To approve an ordinary resolution ratifying the granting of certain stock options, as outlined in the Information Circular and the approval and ratification of the granting of certain stock options.	Carried	28,882,156 (87.51%)		4,123,618 (12.49%)

CV TECHNOLOGIES INC.

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of the shareholders of CV Technologies Inc. ("**CV Tech**") held on February 21, 2007 (the "**Meeting**"), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Withheld	Votes Against
1.	To approve the election of the following nominees as directors of CV Tech for the ensuing year: (a) Harold Buddle (b) Kit Chan (c) Robert Church (d) Gordon Tallman (e) Patricia Trottier (f) Hunter Wight (g) Jacqueline Shan	Carried			
2.	To approve the appointment of Ernst & Young LLP as the auditors of CV Tech for the ensuing year and to authorize the board of directors of CV Tech to fix their remuneration	Carried			
3.	To approve an ordinary resolution approving the existing stock option plan amendments of CV Tech, as outlined in the Information Circular of CV Tech dated January 9, 2007 (the "**Information Circular**")	Carried	21,266,917 (84.38%)		3,936,857 (15.62%)
4.	To approve an ordinary resolution ratifying the granting of certain stock options, as outlined in the Information Circular and the approval and ratification of the granting of certain stock options.	Carried	28,882,156 (87.51%)		4,123,618 (12.49%)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

BENEFITS OF CANADA'S COLD-FX® "IMPRESSIVE," CONCLUDES LEADING AMERICAN COLD/FLU EXPERTS IN NEW U.S. SCIENTIFIC REPORT;

Findings follow Health Canada's Approval of Product License and new, wide-ranging therapeutic claims

For release: March 1, 2007, 6am MT

(EDMONTON, AB) A major U.S. scientific review (monograph) of COLD-fX® conducted by leading American cold/flu experts concludes the cold/flu remedy delivered "impressive" benefits to users, CV Technologies Inc. (TSX :CVQ) said today.

The release from the American Botanical Council (ABC), North America's leading nonprofit research and education organization on herbal medicines, issued today comes fourteen days after Health Canada issued COLD-fX® with a Natural Product Number (NPN) and approved significant wide-sweeping claims for the cold/flu remedy. It is believed to be the first natural medicine in Canada approved to fight colds and flu by boosting the immune system.

In the release, the ABC notes that five independent U.S. physicians and scientists - well recognized in the field of natural medicines - were involved in the writing and peer review of this scientific report on COLD-fX®. Results from one of the clinical trials considered in this report were selected last year as one of the world's top 25 significant advances in dietary supplements research by the U.S. National Institutes of Health.

-30-

Media Contact:
Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
780-432-0022
warren.michaels@cvtechnologies.com

Investor Contact:
Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
780-432-0022
jane.tulloch@cvtechnologies.com

AMERICAN BOTANICAL COUNCIL

P.O. Box 144345, Austin, TX 78714-4345
Phone: 512-926-4900 x121; Fax: 512-926-2345
Contact: Nancy Moon
Email: nancy@herbalgram.org
Web site: http://www.herbalgram.org/

Editor's Note: Mark Blumenthal is available for interviews. Please contact Nancy Moon per above.

News Release (from American Botanical Council)

Herb Experts Report on Benefits of Canadian Remedy for Cold and Flu Symptoms

American Botanical Council Publishes Major Scientific Review of COLD-fX, a Canadian Government-Approved Natural Remedy for Cold and Flu Symptoms

FOR RELEASE: Thursday, March 1, 2007, 5:00 am CST

(Austin, TX) The American Botanical Council (ABC), North America's leading nonprofit research and education organization on herbal medicines, today issued a report prepared by some leading U.S. cold and flu and medicinal plant experts concluding a new-generation cold and flu remedy from Canada demonstrated "impressive" benefits. The report involved a major scientific review (monograph) of the published scientific and clinical studies on the health benefits of CVT-E002, the active ingredient in COLD-fX, a dietary supplement recently introduced into the United States from Canada, available for download from: http://www.herbalgram.org/files/pdfs/5594COLD-fX.pdf. [1]

The comprehensive medical expert review by ABC was conducted by University of Wisconsin Professor Bruce Barrett, MD, PhD and Donald J. Brown, ND, President of Natural Product Research Consultants in Seattle – two of America's leading experts on the scientific and clinical research conducted on herbs and herbal preparations for cold and flu symptoms. The ABC review suggests that COLD-fX is effective in helping to prevent the incidence of colds and flu.

After reviewing both pharmacological and clinical trial data on COLD-fX, Barrett and Brown write that the clinical trial research on COLD-fX is "impressive" and promising, pointing out that the research "found some evidence of preventive efficacy" and "evidence suggesting ability to prevent acute respiratory infection."

"Five independent physicians and scientists with substantial experience and credentials have been involved in the writing and editorial review of this monograph, making it a significant contribution to the understanding of natural medicines," said Mark Blumenthal, ABC's Founder and Executive Director. He added that these authors and reviewers collectively have significant experience in the fields of natural remedies used for upper respiratory tract infections, family practice medicine, and the chemistry, quality control and regulation of herbal preparations in the United States and Canada.

Blumenthal also noted that COLD-fX is a unique, patented product and is the result of extensive scientific research. "COLD-fX represents a new class of herb-based therapeutic products," he said. "Unlike many herbal products that are based on respected historical and traditional uses that go back hundreds or even thousands of years, COLD-fX is the result of intensive scientific research on a natural herb, American ginseng root."

ABC's monograph comes on the heels of a February 15 announcement that the Canadian government's Natural Health Products Directorate (NHPD), a division of Health Canada, approved the following claim for COLD-fX: it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." In Canada, it is one of the very few medicines approved for daily use as a preventive medicine as well as providing symptom relief for colds and flu. Such comprehensive therapeutic claims require support by high level scientific evidence: randomized, double-blind, placebo-controlled clinical trials.

Since its introduction in Canada in 1996, hundreds of thousands of Canadians have used COLD-fX as a natural immune-enhancing remedy to prevent or treat the symptoms of colds or the flu. It is reported to be the number-one selling cold and flu remedy in Canada. Last fall COLD-fX was cleared for the first time for sale in the U.S. as a dietary supplement by the U.S. Food and Drug Administration (FDA).

The ABC review emphasizes the uniqueness of COLD-fX. Since it is a chemically distinct fraction (a group of chemically similar compounds, in this case complex sugars called saccharides) isolated from the roots of cultivated American ginseng *(Panax quinquefolius)*, COLD-fX has biological properties different from more conventional preparations made from the same ginseng root. Further, it contains no ginsenosides, the well-known and frequently-researched chemicals that are characteristic of various types of ginseng. Thus, most of the historical, scientific and clinical literature on American ginseng root is not directly applicable to COLD-fX.

The authors have reviewed all the trial results and describe two of them as preliminary or Phase 2 trials, but more importantly, they found the highest level of evidence in the third one, a confirmatory or Phase 3 trial. The authors concluded that "All three of these found some evidence of preventative efficacy."

The authors note that COLD-fX is quite safe. Based on the available evidence they could find no evidence of any risks that would require label warnings. Additionally, there are no clear contraindications for its use; that is, there are no persons or conditions for which the use of COLD-fX must be avoided. The review also notes that, based on the extensive use of the product in Canada over several years, relatively few adverse events have been reported, only one of which was considered serious.

Drs. Barrett and Brown also state in their review that if additional clinical research continues to support the results from the existing clinical trials, COLD-fX would be in a class of its own as it would "become one of very few – if any – therapies that are proven to prevent respiratory infection."

The review raises the possibility that, "If it turns out that specially formulated extract preparations from ginseng such as [COLD-fX] are effective for prevention of influenza illness, the next question will be whether these preventive phytomedicines [plant-based medicines] can enhance the effects of flu shots, prevent infection, and reduce morbidity and mortality."

Approximately five to 20 percent of Americans become ill with the flu each year. In addition, an estimated 36,000 Americans die each year and an estimated 200,000 are hospitalized for flu-related complications, according to the Center for Disease Control and Prevention in Atlanta. [2]

The authors recommend additional research for further confirmation of the effectiveness of COLD-fX. As is standard for all ABC publications, Drs. Barrett and Brown's comprehensively detailed review was subjected to additional editorial evaluation (the oversight process known as peer review in medical and scientific journals) by three leading medical and scientific experts.

Dr. Brown, co-reviewer and lead editor of the review said, "This scientific monograph will serve as an educational tool because many physicians have not been exposed to scientific clinical research on natural alternatives. We as health professionals have a responsibility to evaluate the science on herbal dietary supplements in order to guide our patients appropriately." He further adds, "The monograph provides an excellent overview for clinicians as well as patients who want to better understand the science behind COLD-fX."

The ABC therapeutic review, or monograph, is the first in a series of Product-Specific Monographs that ABC is publishing, focusing on the pharmacological and clinical research on specific commercial herbal products.

"There has been considerable confusion in the media about the extent of research supporting the safety and benefits of many herbal dietary supplements," noted Blumenthal. "In the many years that ABC has been reporting on this research, we realized that much of the scientific and clinical research in the literature is based on specific commercial products, so we decided to review and evaluate studies on these products. This is the first in a series that ABC plans to publish in the next few years," he added.

Blumenthal also emphasized that the publication of the scientific review or monograph should not be interpreted as a promotion or endorsement by the authors or ABC of COLD-fX or its manufacturer. "As an independent nonprofit research and education organization, we have compiled and published this review for educational purposes only," he added. "The public should recognize that there is a growing body of scientific research on herbal dietary supplements that support their safety and potential benefits, and much of this research is based on specific commercial products."

Consumers, health professionals and researchers can obtain the COLD-fX clinical review by logging onto ABC's website at www.herbalgram.org. Included is the extensively-referenced review (monograph) of COLD-fX for health professionals containing a discussion of clinical data with a table summarizing clinical trials. For consumers the site will also host a one-page Patient Information Sheet that is based on information condensed from the larger scientific monograph. A condensed two-page Clinical Overview for quick reading is also available. These publications follow the format established by ABC in its highly-acclaimed reference book, *The ABC Clinical Guide to Herbs.* The book is accredited for continuing education for physicians, pharmacists, nurses, dietitians, and other healthcare professionals.

About the American Botanical Council

Founded in 1988 the American Botanical Council is the leading nonprofit organization in the United States addressing research and educational issues regarding herbs and medicinal plants. ABC's members include academic researchers and educators, universities and libraries, health professionals and medical institutions, botanical gardens and arboreta, government agencies, members of the herb, dietary supplement, cosmetic, and pharmaceutical industries, journalists, consumers, and other interested parties from over 70 countries. The organization occupies a historic 2.5-acre site in Austin, Texas where it publishes *HerbalGram*, a peer-reviewed journal on herbal medicine, a monthly e-newsletter, reference books and other educational materials. ABC has published a reference book and a continuing education course for healthcare professionals, *The ABC Clinical Guide to Herbs*, containing extensive monographs on the safety and efficacy of 29 popular herbs. The CVT-E002/ COLD-fX review will be incorporated in the forthcoming online version of this publication. Information: Contact ABC at P.O. Box 144345, Austin, TX 78714-4345, Phone: 512-926-4900. Website: www.herbalgram.org.

About Professor Bruce Barrett, MD, PhD

Bruce Barrett MD, PhD, MSPH holds twin doctorates – one in medicine and the other in anthropology from the University of Wisconsin – both awarded in 1992. He did post-graduate work as a fellow of John Hopkins University working in Guatemala, and currently holds joint appointments in Family

Medicine, Population Health and Anthropology at the University of Wisconsin in Madison. Dr. Barrett is regarded as an expert in upper respiratory infection (URI) and is a regular guest on radio and TV including National Public Radio, CBC-Radio and has been interviewed by *U.S. News & World Report, Fitness* magazine, *FDA Consumer* magazine, *Milwaukee Journal, Baltimore Journal, American Medical News, Science News* and *Consumer Reports.* He developed the Wisconsin Upper Respiratory Symptom Survey, an outcomes instrument designed to measure symptoms and dysfunctions from URI. Researchers in 20 groups in 12 countries have expressed intentions of using this instrument. He has been a visiting professor in herbal medicine at other American universities and has written extensively on herbal medicine and respiratory illnesses in dozens of peer-reviewed publications. He has been a principal investigator of two National Institutes of Health (NIH)-sponsored studies, including a trial testing both echinacea and placebo effects in common cold. He is or was a member of the board or advisory board of various peer reviewed journals including the American Botanical Council's *HerbalGram,* plus *FACT* (*Focus on Alterative and Complementary Therapies*), and a reviewer for various peer-reviewed journals including *Annals of Family Medicine, British Medical Journal, The Lancet* and the *Cochrane Collaboration.*

About Donald J. Brown, ND

Donald J. Brown is a naturopathic physician and one of the leading authorities in the U.S. on evidence-based herbal medicine and the safety and efficacy of dietary supplements. A former assistant professor at the Bastyr University of Natural Health Sciences in Seattle and a member of the Advisory Board of the American Botanical Council, Dr. Brown has served as an advisor to the Office of Dietary Supplements at the National Institutes of Health (NIH). Dr. Brown is a regular contributor and editor for the journal *HerbalGram* produced by the American Botanical Council. He is the author of *Herbal Prescriptions for Health and Healing* (Lotus Press, 2003) and contributor to numerous books, including the *Natural Pharmacy* (Prima Publishing, 2006), the *A-Z Guide to Drug-Herb-Vitamin Interactions* (Prima Publishing, 2006), and *The Textbook of Natural Medicine* (Churchill Livingstone, 2006). He authored the Phytotherapy Review & Commentary column in the *Townsend Letter for Doctors* for over a decade.

References

1. Barrett B, Brown DJ. Proprietary Phytomedicinal Product Therapeutic Monograph: CVT-E002 (COLD-fX®). Austin, TX: American Botanical Council, 2007. <http://www.herbalgram.org/files/pdfs/5594COLD-fX.pdf>.

2. Centers for Disease Control and Prevention. The flu: Questions & Answers: The disease. <http://www.cdc.gov/flu/about/qa/disease.htm>. Accessed February 20, 2007.

CV TECHNOLOGIES INC.

News Release

COLD-fX® Sets Record Straight: Health Canada's Approval of New Medical Claims Unchanged; *lower dosage for long-term or immediate symptom relief approved first, Company now pursuing higher short-term dosage with strong basis for approval*

For Release: March 5, 2007, 6:00am MT

Edmonton, AB. Health Canada has not altered the new comprehensive therapeutic claim for COLD-fX® which was approved by the federal government department last month, says Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer of CV Technologies Inc. (TSX :CVQ).

The Natural Health Products Directorate (NHPD) – Health Canada's division responsible for evaluating the safety, efficacy and quality of natural health products (NHPs) – issued a product license and natural product number (NPN) for COLD-fX in mid-February. The approved treatment claim states that COLD-fX "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Such claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials.

In its application to Health Canada, CV Technologies sought and received approval for a standard dosage regimen of one capsule two times daily, meaning that it could be used both on a preventative basis *as well as* for short term relief, said Dr. Shan. It is the first stage of a two-tier application process for CV Technologies, which opted to seek a lower dosage first for label clarity and because of a lengthy approval process. The review took 34 months, nearly twice as long as the average review for prescription drugs of 18 months, according to the federal department's website.

"COLD-fX is a great medicine and it is respected by health care practitioners and researchers around the world," said Dr. Shan. "Independent, highly respected, scientific, medical, and regulatory bodies have extensively studied the quality, safety and efficacy of COLD-fX and recognized the validity of its science".

"Health Canada has approved a very strong therapeutic claim for COLD-fX," Dr. Shan added. "COLD-fX is one of the very few options in the cold and flu category which can be used as a daily preventative medicine and also for immediate short-term relief of colds and flu."

News stories over the weekend, which originated in The Vancouver Sun last Friday, questioned the approved claim for COLD-fX but did not include comment from CV Technologies, which had submitted a statement to The Sun prior to deadline on Thursday. That statement addressed four key points.

Immediate Relief

The original news story suggests Health Canada has instructed CV Technologies that COLD-fX may no longer be used for "immediate relief." This conclusion is false. The approved dosage regimen of one capsule two times per day is not associated with a specific duration of use and therefore encompasses *both* usage on a long-term preventative basis as well as on a short-term basis (i.e. for immediate relief) to shorten and lessen the severity of colds and flu.

Approval Strategy, Increased Dosage and Previous Approval

CV Technologies made the decision to pursue a product license which focused on a lower dose for two reasons. First, it was to improve label clarity and simplicity. Consumer feedback supported simplifying label dosing instructions. Integrating different "recommended conditions of use" within the same application would result in a more complicated regulatory process. Second, it was to speed up the approval process. Without a clear estimate of the additional time required by Health Canada to review both dosing regimens, the Company decided to focus first on the lower dose to ensure a timely approval.

A higher dosage regimen offers the potential for improved efficacy when taken on a short-term basis and is therefore being pursued through a separate application and review by NHPD, added Dr. Shan. The company was previously issued, although did not activate, a Drug Identification Number (DIN) for a short-term higher dose of COLD-fX (1200 mg/day for occasional relief of cough due to cold) by the Therapeutic Products Directorate of Health Canada. A higher short-term recommended dose is also supported by unpublished scientific data. "Based on this, we are confident that higher dosages of COLD-fX for short-term occasional use are both safe and effective," said Dr. Shan.

Labeling Transition and Compliance

CV Technologies is currently in a transition period in which it intends to introduce the new Natural Product Number label for COLD-fX and its approved new health claims over a reasonable and feasible time frame. Because of this period, which affects all other natural health products, it is important that new labeling and packaging updates are phased in with an appropriate educational strategy to help support consumers and medical professionals.

Health Canada established new regulations effective January 1, 2004, to monitor and manage the natural health products industry. These regulations are being phased in over a six year period as the NHPD reviews supporting safety, efficacy and quality information for all natural health products. As of January 2007, over 17,000 applications have been submitted. Fifteen per cent, including COLD-fX, have been granted product licenses. Prior to the regulations coming into force, Health Canada had estimated there were at least 50,000 natural health products available

for sale in Canada. Over 95% of natural health products on the Canadian market today do not have an NPN and could therefore be viewed as technically not compliant with the regulations.

However, in recognition of the magnitude of the review process, Health Canada has issued a Compliance Policy for Natural Health Products. The Policy states that Health Canada will target products for compliance with the requirement to have an NPN according to a priority system that is based on how a particular NHP is categorized. If a product license submission has not yet been made to the NHPD, Health Canada may target that product for compliance under the legislation. Since the compliance priority deadline for the appropriate category for a COLD-fX higher-dose application is not until June 2007, COLD-fX continues to be compliant with Health Canada's policy.

Strong, Rare Claim

The therapeutic claim for COLD-fX from Health Canada mentioned above was originally suggested by the NHPD and CV Technologies accepted it based on the Company's belief that it is a strong, comprehensive and rare claim. It is believed this approval makes COLD-fX the first medicine in Canada approved to fight colds and flu by boosting the immune system.

COLD-fX is the number one selling cold and flu remedy in Canada. (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006).

COLD-fX Medical Highlights:

- Seven clinical trials have demonstrated the safety and efficacy of COLD-fX
- Scientific studies have been published in nine peer-reviewed medical journals, including the *Canadian Medical Association Journal*
- Five Canadian universities and a major U.S. medical centre are currently conducting clinical trials and scientific studies on COLD-fX
- On March 1, 2007, a major U.S. scientific review of COLD-fX conducted for the American Botanical Council by leading American cold/flu experts concluded COLD-fX delivered "impressive" benefits to users
- COLD-fX clinical trial results were selected in 2006 as one of the world's top 25 significant advances in dietary supplements research by the U.S. National Institutes of Health (NIH)
- The Centre for Science in the Public Interest (CSPI), an independent health watchdog group in Washington, D.C., says in a January 2007 review of ten popular cold remedies that, "...Cold-fx is the only remedy we found with *any* evidence that it might improve your chances of getting through the cold and flu season without coming down with something."
- COLD-fX is included in the 2007 *Physicians Desk Reference*® which is used in the U.S. by most doctors, hospitals and pharmacies.

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold infections in Canada. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
780 577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the timing and/or initiation of submissions to Health Canada, clinical trial results and associated regulatory clearances. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. The Company assumes no duty to update this disclosure.

END